Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

October 31, 2013

CORRESPONDENCE FILED VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed February 20, 2013

File Number 001-10948

Dear Mr. Thompson:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated October 23, 2013 relating to the above referenced filing. For your convenience, each of the Staff’s comments is reported below in italics immediately preceding the Company’s response.

Item 8. Financial Statements and Supplementary Data, page 43

Consolidated Statements of Operations, page 53

1.	We note disclosure in your filing detailing the “Recovery of Purchase Price” that was recorded during 2012. Please tell us more about your GAAP basis for recognizing this contribution as a credit to operating expenses and if you still own the business acquired in 2003. We may have further comments after receiving your response.

Response: The Company acquired all of the common shares of Guilbert S.A. (“Guilbert”) in June 2003 in an all-cash transaction. The acquisition was accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). The potential for a purchase price adjustment resulting from a contractually-required subsequent period revaluation of the unfunded status of the acquired pension plan has been disclosed in the Company’s financial statements each year since 2003. In the Form 10-K for the Fiscal Year Ended December 29, 2012, the Company provided additional background relating to the settlement reached with the seller and the accounting applied. That background was provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption Recovery of Purchase Price (page 29) and in Notes to the Consolidated Financial Statements, Note H, under the caption Pension Plan (page 78).

The Company considered several factors before concluding on the accounting to be applied upon resolution of the uncertainty in 2012. First, we determined that FAS 141 was the appropriate guidance to apply. We noted in paragraph 75 of FAS 141 (revised 2007, or “FAS 141R”) that assets and liabilities that arose from business combinations whose acquisition preceded the application of

FAS 141R should not be adjusted upon application of that Statement. We believed that guidance applied to the purchase-date uncertainty. The Company looked to paragraphs 27 and 28 of FAS 141 for the principle that resolution of a purchase price contingency should be an adjustment to the cost of the acquired entity. Alternatively, paragraphs 62 and 65 of FAS 141R would have resolution of uncertainties outside of the measurement period recognized in earnings. The Company concluded that resolution of the contingency under FAS 141 should result in an adjustment to goodwill. That position was disclosed in each of the fiscal year financial statements through 2007.

However, due to declining performance, in part influenced by the world-wide recession, all of the goodwill and certain non-amortizing intangible assets in the International Division (and other Divisions) were impaired in fiscal year 2008. Disclosure included in the 2008 financial statements indicated that we were unable to predict the outcome of the pension-related uncertainty when impairing goodwill and that any payment received from the seller would be recognized as a credit to income when all uncertainties were resolved. That position was based on the general principle that adjustments and recoveries should be presented on the same line item used when those costs were recognized initially (e.g., FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, paragraphs 6 and 19; FAS 13, Accounting for Leases, paragraph 46; pre-ASC references, reflecting considerations at that time). Additionally, we considered the SEC Staff Speech given at the 2003 Thirty-First AICPA National Conference on Current SEC Developments (December 11, 2003). The Staff indicated that, generally, legal claims between an acquirer and the former owners of an acquired business should be reflected in the income statement when settled. While we believe our facts support a conclusion that the pension-related contingency was clearly and directly linked to the purchase price, we were also of the opinion that resolution should be presented on the same line as the previous goodwill impairment charge. The Staff Speech also indicates that a purchase price adjustment relating to an amount that has already been written off subsequent to the acquisition (i.e., accounts receivable) should be reflected in the current period income statement. In our case, either path led to a credit to the statement of operations. By 2012, the line “Goodwill and tradename impairments” used in the 2008 financial statements was no longer in the three year comparative statements of operations. The Company created a new line that was considered to be descriptive of the transaction “Recovery of purchase price” and provided the disclosures cited above.

The International Division has undertaken significant restructuring activity since the Guilbert acquisition. Certain acquired legal entities continue to exist, but operations are fully integrated and there is no stand-alone significance to the Guilbert name or prior business. All goodwill and definite lived intangible assets associated with the acquisition either have been impaired or fully amortized.

Notes to Consolidated Financial Statements, page 57

Note A – Summary of Significant Accounting Policies, page 57

2.	We note disclosure throughout your filing that you are a global supplier of office products and services. Please explain what comprises your services revenues. In this regard, please quantify this revenue stream for each of the financial periods provided. Please also tell us your consideration of separately disclosing product revenue from service revenue as provided for in Rule 5-03 of Regulation S-X.

Response: The vast majority of our revenues are derived from the sale of office supply products. We offer certain services to assist customers with set up, security and repair of technology products, furniture installation, and certain design and printing functions. Sales derived from all services as a percent of total sales was 4%, 3%, and 3% for fiscal years 2012, 2011 and 2010, respectively. We continue to monitor compliance with Rule 5-03 of Regulation S-X and will separately report components of sales in future periods, should the specified threshold be met.

Revenue Recognition, page 60

3.	We note that you generate revenue from online sales in addition to sales generated within your stores. In light of your disclosure on page 26 that you see a trend of sales migrating from your retail locations to your online and other channels, please tell us what considerations you have given to providing a breakout of your retail sales both with and without online sales. If online sales are included in comparable store sales and have a measurable effect on changes in your comparable store sales, please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion excluding online sales for each of the periods presented, or alternatively, separately quantify the online activity included in comparable store sales for each period presented in future filings.

Response: As a convenience, the North American Retail Division (“Retail Division”) offers in-store pick-up for orders placed on the Internet. Those orders are handled by employees in the Retail Division and fulfilled using store inventory and are reported as sales in the Retail Division. Additionally, online orders placed while at a Retail Division location are included in Retail Division sales. In the aggregate, such sales represent less than 1% of Retail Division sales and less than 1% of total Company online sales. Essentially all of the Company’s online orders are processed through the delivery channels of the North American Business Solutions Division and International Division and are reported in those Divisions. We do not use a metric similar to comparable store sales in those Divisions.

The disclosure on page 26 was intended to acknowledge that sales in the Retail Division have decreased in recent years, in part reflecting changes in buyer preferences to shop in channels other than the traditional store formats the Retail Division has offered. The NA Retail Strategy (as defined on page 26) was developed to provide a store environment responsive to customer desires. Unless an online sale is part of the in-store pick-up or order process noted above, they are not included in the Retail Division results or comparable store sale calculations.

We currently do not anticipate online sales to be a significant part of the Retail Division’s operations. Should online sales become a significant part of the Retail Division future results, we will adjust our disclosures accordingly.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

October 31, 2013

CORRESPONDENCE FILED VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed February 20, 2013

File Number 001-10948

Dear Mr. Thompson:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated October 23, 2013 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2320 or Kim Moehler, Sr. Vice President and Controller at (561) 438-7364.

Sincerely,

/s/ Michael D. Newman

Michael D. Newman

Executive Vice President and Chief Financial Officer

5